Exhibit (a)(1)(j)

Form of email notice from Stock Administration, sent within 3 business days of receipt of participant’s withdrawal form

From:	Stock Administration
Date:	(ad hoc)
To:	Withdrawal form sender
Subject:	Confirmation of receipt of your Withdrawal Form

This email confirms our receipt of your Withdrawal Form, which cancels or amends your participation in palmOne’s stock option exchange program (the “Offer to Exchange”).

You may change your election to cancel and exchange your eligible options at any time prior to the expiration of the Offer to Exchange by submitting an Election Form or a Withdrawal Form. You may request another copy of your Election Form from Stock Administration. Withdrawal Forms are available on palmOne Central’s Stock Administration website.

If you have any questions about the Offer to Exchange, please contact palmOne Stock Administration at the telephone number or email address included in the March 1, 2004 email letter from us introducing the offer.

Stock Administration